Exhibit 99.1

Smart Digital Group Limited Announces Pricing of Initial Public Offering

Singapore, May 1, 2025 /PRNewswire/ -- Smart Digital Group Limited (the “Company”), a digital marketing service provider in Singapore, today announced the pricing of its initial public offering (the “Offering”) of 1,500,000 ordinary shares, par value $0.001 per share (“Ordinary Shares”) at a public offering price of US$4.00 per share. The Ordinary Shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on May 2, 2025 under the ticker symbol “SDM.”

The Company expects to receive aggregate gross proceeds of US$6.0 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 225,000 Ordinary Shares at the public offering price, less underwriting discounts. The Offering is expected to close on or about May 5, 2025, subject to the satisfaction of customary closing conditions.

Proceeds from the Offering will be used for business expansion, brand promotion and marketing, software development, and for working capital and other general corporate purposes.

The Offering is being conducted on a firm commitment basis. US Tiger Securities, Inc. is acting as the sole book-runner for the Offering. Hunter Taubman Fischer & Li LLC is acting as counsel to the Company, and VCL Law LLP is acting as counsel to the underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (the “SEC”) (File Number: 333-283152) and was declared effective by the SEC on May 1, 2025. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from US Tiger Securities, Inc. by email at ECM@ustigersecurities.com, by calling +1 646-978-5188, or by standard mail to 437 Madison Avenue, 27th Floor, New York, New York 10022. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Smart Digital Group Limited

Smart Digital Group Limited is a digital marketing service provider headquartered in Singapore. The Company provides event planning and execution services, internet media services, software customization and marketing services and business planning and consulting services. For more information, visit the Company’s website at http://www.sdmmeta.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Smart Digital Group Limited
Investor Relations Department
Email: irsmartdigital@163.com